Exhibit 99.1

South African Insurer Hollard Group Risk Implements Sapiens for Complete Core Transformation for Life & Pensions

Sapiens CoreSuite for Life & Pensions will improve HGR’s position in market and is Sapiens’ first Group Risk implementation in South Africa

Holon, Israel, February 13, 2023—Sapiens International Corporation, (NASDAQ and TASE: SPNS), a leading global provider of software solutions for the insurance industry, today announced the full launch of its cloud-first Life core platform CoreSuite for Life & Pensions with South Africa’s Hollard Group Risk (HGR), a division of Hollard Life Insurance Company Limited. The announcement marks Sapiens’ first Group Risk implementation in South Africa.

HGR’s legacy systems are being replaced by Sapiens’ solution to provide efficient processing to drive down operational costs via significant automation for customers, alliance partners and HGR staff, and provide them with a seamless user experience.

“Working with Sapiens was incredibly satisfying and beneficial for our organisation and its people,” said Duran Chetty, Chief Operating Officer of HGR. “We are very pleased to have launched alongside Sapiens a focused solution that can handle our existing business volumes with ample room to accommodate expected growth.”

Sapiens CoreSuite for Life & Pensions is an end-to-end, cloud-first, digitally enhanced Policy Administration System, for individual and group products, across Life, Health, Wealth, and Pensions. It is a modern, flexible solution enabling customer-centricity and improved time-to-market.

“We are excited to see the culmination of this complex project,” said Roni Al-Dor, Sapiens president and CEO. “Going live with a new core system for a Life & Pensions insurer is a challenge requiring considerable effort on both our part and that of HGR. It was a pleasure to do this work together with the amazing team of professionals at HGR, and we look forward to working together on subsequent projects.”

Sapiens and HGR expect to further expand their partnership in the near future by launching Sapiens Intelligence, a data and analytics solution that integrates insurers’ data to produce actionable insights that maximize its value.

About Sapiens

Sapiens International Corporation (NASDAQ and TASE: SPNS) empowers the financial sector, with a focus on insurance, to transform and become digital, innovative, and agile. Backed by more than 40 years of industry expertise, Sapiens offers a complete insurance platform, with pre-integrated, low-code solutions and a cloud-first approach that accelerates customers’ digital transformation. Serving over 600 customers in 30 countries, Sapiens offers insurers across property and casualty, workers’ compensation, and life markets the most comprehensive set of solutions, from core to complementary, including Reinsurance, Financial & Compliance, Data & Analytics, Digital, and Decision Management. For more information visit https://sapiens.com or follow us on LinkedIn.

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About Hollard Group Risk

Hollard Group Risk (HGR) is a division of Hollard Life Insurance Company Limited. HGR is an independent specialist risk manager that provides a comprehensive range of flexible risk benefit solutions to employer and affinity groups, both locally and internationally. For more information, visit https://hollardgrouprisk.com/.

Media and Investor’s Contact

Yaffa Cohen-Ifrah
Chief Marketing Officer &
Head of Investor Relations, Sapiens
yaffa.cohen-ifrah@sapiens.com

Forward-Looking Statements

Certain matters discussed in this press release that are incorporated herein by reference are forward-looking statements within the meaning of Section 27A of the Securities Act, Section 21E of the Exchange Act and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, that are based on our beliefs, assumptions and expectations, as well as information currently available to us. Such forward-looking statements may be identified by the use of the words “anticipate,” “believe,” “estimate,” “expect,” “may,” “will,” “plan” and similar expressions. Such statements reflect our current views with respect to future events and are subject to pandemic risks and uncertainties. There are important factors that could cause our actual results, levels of activity, performance or achievements to differ materially from the results, levels of activity, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to: the degree of our success in our plans to leverage our global footprint to grow our sales; the degree of our success in integrating the companies that we have acquired through the implementation of our M&A growth strategy; the lengthy development cycles for our solutions, which may frustrate our ability to realize revenues and/or profits from our potential new solutions; our lengthy and complex sales cycles, which do not always result in the realization of revenues; the degree of our success in retaining our existing customers or competing effectively for greater market share; difficulties in successfully planning and managing changes in the size of our operations; the frequency of the long-term, large, complex projects that we perform that involve complex estimates of project costs and profit margins, which sometimes change mid-stream; the challenges and potential liability that heightened privacy laws and regulations pose to our business; occasional disputes with clients, which may adversely impact our results of operations and our reputation; various intellectual property issues related to our business; potential unanticipated product vulnerabilities or cybersecurity breaches of our or our customers’ systems; risks related to the insurance industry in which our clients operate; risks associated with our global sales and operations, such as changes in regulatory requirements, wide-spread viruses and epidemics like the recent novel coronavirus pandemic, which adversely affected our results of operations, or fluctuations in currency exchange rates; and risks related to our principal location in Israel and our status as a Cayman Islands company.

While we believe such forward-looking statements are based on reasonable assumptions, should one or more of the underlying assumptions prove incorrect, or these risks or uncertainties materialize, our actual results may differ materially from those expressed or implied by the forward-looking statements. Please read the risks discussed under the heading “Risk Factors” in our most recent Annual Report on Form 20-F, in order to review conditions that we believe could cause actual results to differ materially from those contemplated by the forward-looking statements. You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason, to conform these statements to actual results or to changes in our expectations.

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